SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

July 29, 2015

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications announces that S&S Maalot has revised the company’s credit rating to ilA+/Stable

PARTNER COMMUNICATIONS ANNOUNCES THAT
S&P MAALOT HAS REVISED THE COMPANY’S
CREDIT RATING TO ilA+/STABLE

ROSH HA'AYIN, Israel, July 29, 2015 - Partner Communications Company Ltd. (NASDAQ and TASE: PTNR), a leading Israeli communications company (”Partner”), reports today that Standard & Poor’s Maalot (“S&P Maalot”), has revised the Company’s ilAA-/Stable credit rating to ilA+/Stable.

For further information see S&P Maalot's full Report dated July 29, 2015 on: http://www.maalot.co.il/publications/495/OTRPar20150729173130.pdf  or its informal English translation attached to the immediate report on Form 6-k to be furnished to the Securities and Exchange Commission today.

Forward-Looking Statements
This press release includes forward-looking statements, as this term is defined in Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “will”, "believe," "anticipate," "expect," "intend," "strive," "seek," "plan," "could," "may," "foresee," "target," "objective," declensions thereof and similar expressions typically convey forward-looking statements, but these words are not the only words that convey these statements. Any statement, other than a statement of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or to sustain or expand the current market share in existing or new markets, plans to reduce expenses and any other statement regarding a future event or potential opportunity, is a forward-looking statement.

We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, about the macro-economic environment, about consumer habits and preferences when using cellular telephones, trends in the Israeli communications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. In light of these risks, uncertainties and conjectures, the forward-looking events mentioned in this press release might not transpire, and actual results may differ materially from the anticipated results. For further information regarding the above-mentioned risks, uncertainties and conjectures and other risks we face, please see "Item 3. Key Information - 3D. Risk Factors," "Item 4. Information about the Company," "Item 5. Operating and Financial Review and Prospects," "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's Annual Reports on Form 20-F, and the Company’s other reports on Form 6-K, which were submitted to the United States Securities Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or for any other reason.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and under the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For further information about Partner:

http://www.orange.co.il/en/Investors-Relations/lobby/.

Contacts:

Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Liat Glazer Shaft Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@orange.co.il

Partner Communications Company Ltd.

July 29, 2015

Rating Update

Rating lowered to 'ilA+' due to ongoing erosion in business risk profile

Primary credit analyst
Tamar Stein, 972-3-7539721 tamar.stein@standardandpoors.com

Secondary credit analyst
Gil Avrahami, 972-3-7539719 gil.avrahami@standardandpoors.com

Contents

Summary
Rating action
Key rating considerations
Rating outlook
Rating refinements
Related research
List of ratings

Rating Update	July 29, 2015 1

Partner Communications Company LTD.

Rating Update

Rating lowered to 'ilA+' due to ongoing erosion in business risk profile

Summary

•
The business risk profile of Partner Communications Company Ltd. (‘Partner’) has weakened due to ongoing erosion in operating parameters expressed by decrease in average revenue per user (ARPU), increased churn rates and decline in market share.

•
Over the last years, the company has taken significant–efficiency measures which moderated the decrease in operating profit margins as well as taken measures  to reduce its debt level. Given these actions, there was no substantial change in its leverage level and debt cover ratios remain stable.

•
Our base scenario assumes continuing erosion in operating parameters given the instability and intensive competition in Israel's communications market.  In addition, we believe future streamlining potential is limited.

•	We are downgrading the rating of Partner Communications Company Ltd., which operates in Israel's communications sector to ‘ilA+' from ' ilAA-'.
•	The stable rating outlook reflects our opinion that the company will maintain coverage and leverage ratios commensurate with its present rating.

Rating action

On July 29, 2015, Standard & Poor's Maalot downgraded rating of the communications company, Partner Communications Company Ltd. to ' ilA+'    from ' ilAA-'. The rating outlook is stable.

Key rating considerations

The rating downgrade is attributed to our assessment of erosion in the company's business position resulting mainly due to the continuous deterioration in the company's operating parameters given the intense competition prevailing in the communications market.  To date, we do not see competition in the communications market moderating in the near term so that our base case assumes continued erosion in operating parameters which will likely result in eroded operating profitability in future.

The company, one of the three leading companies in the cellular communications market has, in recent years, just like its peers, reported consistent decrease in average revenues per user (ARPU) from NIS 111 in 2011 to NIS 69 in March 2015, a 38% reduction.  Furthermore, the company reports ongoing increased churn rates from 29% in 2011 to 47% in 2014 and 12.7% in the first quarter of 2015.  Additionally, the company's customer base decreased from 3.2 million in 2011 to 2.8 million in the first quarter of 2015.  The company’s business risk profile is adversely affected by the continuous deterioration in operating parameters and erosion in the company's market share (resulting from the lower customer base).

www.maalot.co.il	July 29, 2015 2

Partner Communications Company LTD.

Simultaneously, the company performed significant efficiency measures in recent years, which among others, include, the downsizing of its positions from around 8,600 employees in 2011 to around 3,500 employees in March 2015.  These processes moderated erosion displayed in operating profit margins as reflected in a more moderate erosion in adjusted EBITDA/revenue to 29% in 2014 from 41% in 2010.  In our estimation, the company's future streamlining is limited based on the slower pace of efficiencies performed in the last two years.  In view of the present level of competition in the market, we expect to see future erosion in the company's operating profitability.

In our opinion, the company's financial risk profile is based on the persistent and gradual decline in debt, a leverage level that tallies with the present rating, as well as positive free cash flow being produced over time.  In line with our base case, we believe the company will continue with its financial policy of lowering leverage and conservative management of liquidity and risk.  In line with the agreement signed by the company with worldwide ‘Orange’, the company is expected to receive Eur 40 million which, in our opinion it will be received during 2015, and will be used in part to cover advertisement and marketing costs and therefore is not expected to have a material impact on its financial profile.

Our base assumes that during 2015 and 2016 the adjusted debt/EBITDA ratio will remain around 3.5x and the adjusted FFO/debt (funds from operations) ratio will range between 21%-24%. The adjusted debt/EBITDA ratio stood at x3.1 in 2014 and the adjusted FFO/debt was 25%.

Our base case is based on the following key assumptions:

•     A 2.5%-3.5% reduction in revenue during the years 2015 and 2016;

•     Erosion in adjusted EBITDA/sales to 25%-27% during the years 2015 and 2016;

•     Decrease in capital investments, which continues to be an important factor in the company’s expenditures;

•     No dividend payout.

In line with our base case, debt coverage ratios are expected to be as follows:

•     The debt/EBITDA ratio is expected to be around 3.5x during the years 2015 and 2016

•     The FFO/debt ratio is expected to stand at 21%-24% during the years 2015 and 2016;

•     The EBITDA/interest coverage ratio is expected to range between 5.0x-6.0x

www.maalot.co.il	July 29, 2015 3

Partner Communications Company LTD.

Liquidity

Partner’s liquidity level is “adequate”, according to our criteria, considering the amount of cash at hand, its capability to produce cash and its proactive liquidity policy. We estimate that the ratio between the company’s sources and its uses will exceed 1.2x during the years 2015 and 2016. As per our methodology, this scenario does not include debt raising which is not definite (such as a bond issuance), though in our opinion the fact that the company enjoys access to diversified financing sources in the local capital market contributes to our assessment of the company’s overall liquidity.

In our base case we assume that the sources available to the group starting from July 2015 until June 2016 are:

•	Cash and negotiable financial assets totaling close to NIS 1 billion;
•	Current cash flow totaling NIS 0.6 billion;
•	Debt securities issuance (subscribed) totaling NIS 0.2 billion;
•	Proceeds from worldwide ‘Orange’ of total €40 million.

Our assumptions as to the company’s uses until June 2016 are:

•	Payment of debt maturities (principal and interest) of NIS 0.3 billion;
•	Total capital expenditure NIS 0.4-0.5 billion

Rating outlook

The stable outlook reflects our estimate that the company will retain its financial policy supporting leverage levels and coverage ratios suiting the rating level.  In addition, we assume that the company will retain adequate liquidity levels during the next 12 months and will continue to produce cash from ongoing operations at a satisfactory level in spite of the communications market’s ongoing challenges.

We view adjusted debt/EBITDA ratio of 3.0x-4.0x and adjusted EBITDA/revenue of 20%-30% as commensurate with the present rating.

Downside scenario

We shall consider a negative rating action should there be further weakening of the company’s operating parameters which might lead to additional weakening of the company’s business profile. Furthermore, a negative rating is a likelihood should we see deterioration in the company’s performance in operations, increase in leverage levels, weakness in the liquidity profile and instability increasing in the communications market to result in an adjusted debt/EBITDA exceeding 4.0x and adjusted EBITDA/revenue of lower than 20%.

Upside scenario

A positive rating action is likelihood in the event the company retains its conservative financial policy over time along with the market’s stabilization.  Additionally, we shall consider a positive rating action should the company present over time an adjusted debt/EBITDA which does not exceed 3.0x and an adjusted EBITDA/revenue exceeding 30%.

www.maalot.co.il	July 29, 2015 4

Partner Communications Company LTD.

Rating refinements

Industry diversification:  neutral

Capital structure: neutral

Liquidity: neutral

Financial policy:  neutral

Management, strategy and corporate governance: neutral

Comparable ratings analysis: neutral

Related research

•	Corporate Ratings Methodology, November 19, 2013
•	Corporate ratings –Ratios and Adjustments, November 19, 2013
•	Methodology and Assumptions: Liquidity Descriptors for Global Corporate Issuers, December 16, 2014
•	Methodology – National and Regional Scale Credit Ratings, September 22, 2014
•	Key Credit Factors for the Telecommunications and Cable Industry, June 22, 2014
•	Methodology: Industry Risk, November 19, 2013
•	Methodology: Management and Governance Credit Factors for Corporate Entities and Insurers, November 13, 2012

Articles can be found in S&P Maalot’s Web site at www.maalot.co.il

List of ratings

	Current rating	Previous rating

Partner Communications Company Ltd.

Issuer’s rating	ilA+/Stable	ilAA-/Stable

Bonds series –B-E	ilA+	ilAA-

www.maalot.co.il	July 29, 2015 5

Partner Communications Company LTD.

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www.maalot.co.il	July 29, 2015 6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: July 29, 2015